September 4, 2025

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	MEDI Group Limited
Registration Statement on Form F-1
Submitted on August 22, 2025
CIK No. 0002022097
Responses to the Staff’s Comments Dated September 2, 2025

Dear Sirs,

On behalf of our client, MEDI Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 2, 2025 on the Company’s registration statement on Form F-1 filed on August 22, 2025. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Staff’s comments from its letter dated September 2, 2025 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

K&L GATES, SOLICITORS

44th Floor    Edinburgh Tower    The Landmark    15 Queen’s Road Central    Hong Kong

高蓋茨律師事務所   香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500    F +852 2511 9515    klgates.com

Partners
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊 怡	Virginia M.L. TAM	譚敏亮	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵

Registered Foreign Lawyer (PRC)
Amigo L. XIE	謝 嵐

1.	Please remove the underwriter’s over-allotment from the capitalization table and dilution calculation.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 49 “CAPITALIZATION” and 50 “DILUTION” of the Revised Registration Statement. We have removed underwriter’s over-allotment column.

Please contact Virginia Tam of K&L Gates at +852.2230 3535 with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam